June 22, 2006

B. Stevens Plowman, President
Farmers and Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401

      Re: **Farmers and Merchants Bancorp, Inc.**
            Amendment No. 3 to Offering Statement on
            Form 1-A
            Filed May 22, 2006
            File No. 24-10126

Dear Mr. Plowman,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I Notification

Item 1. Significant Parties

1. We note your response to comment one of our letter dated March 17, 2006. Please revise to disclose the natural person who controls the voting and investment decision of the FMB shares for the shares held in the George H. Riedel Trust.

Item 4. Jurisdictions in Which Securities Are to be Offered

2. We note your response to comment two of our letter dated March 17, 2006.
   Please explain the statement in your response letter that since "FMB will be
   offering its shares only to current shareholders of MCM, there will be no
   Regulation A communications." Clarify whether the offering circular will be
   provided to investors. Also, the Form 1-A is a general solicitation document.
   Therefore, please explain how these state exemptions are consistent with the
   Regulation A general solicitation communications. Provide your response in the
   offering statement. Also, include in the offering statement the exemptions you
   plan to rely upon.

Offering Circular

General

3. We reissue comment four of our letter dated March 17, 2006. Please update the
   information throughout the offering circular/proxy statement as of the most recent
   practicable date. For example and without limitation, we note the number and
   percent of common stock owned by officers and directors of FMB on pages 4and
   22 is as of December 31, 2005. We also note other ownership information is as of
   February 2006. Please update as of the most recent practicable date.

4. We note your response to comment three of our letter dated March 17, 2006.
   First, the qualification, which accompanies disclosure of over the counter
   quotations, that such quotations reflect inter-dealer prices, without retail mark-up,
   mark-down or commission and may not represent actual transactions is required
   by Item 201 of Regulation S-B. Hence, it applies to all over the counter
   transactions. You have no information to believe the data represents sales that are
   not bona fide. Conversely, you have no information to determine they are bona
   fide sales. As such, it is not clear how the quotations on the Pink Sheets would be
   relevant to determining the aggregate consideration received in this transaction.
   Additionally, revise to include the qualification in Item 201(a)(ii) for the disclosed
   prices on page 27 of the offering circular.

   Second, you respond that Note 2 to your financial statements is unrelated to the
   determination of your value pursuant to Rule 251 of Regulation A and assert that
   it is not relevant. It is not clear how that disclosure, which appears to quantify the
   value of the transaction is not relevant. The transaction value would appear to be
   relevant to the value of the consideration to be received. Revise the disclosure in
   the offering statement to clarify that this valuation would result in the value of the
   transaction exceeding the $5 million limitation. Clarify that there are other
   valuations (other than book value) that may result in the transaction exceeding the
   $5 million limitation.

   Third, the appraisal does not appear to have taken place recently.

Lastly, provide support for the statement that you believe book value is an accepted standard for measuring the value of MCM.

Based on your response it appears there is still a question as to whether or not this transaction satisfies Rule 251(b) of Regulation A. Please revise the offering circular throughout to discuss the consequences to the company and its shareholders should this transaction be subsequently determined to not satisfy Rule 251(b). Consider adding risk factor disclosure. If you believe this risk factor disclosure is not material, please explain your basis and provide an analysis. We may have further comment.

Interests of Certain Persons in the Reorganization, page 9

5. Clearly spell out the nature of the interests by these individuals. For example, please clearly state the compensation arrangements for the individuals that will be executive officers after the merger. Clarify Mr. Plowman's interest in the transactions. Clarify the amount of common stock in MCM owned by officers and directors of FMB and the amount of common stock in FMB owned by officers and directors of MCM.

FMB Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

6. We note your response to prior comment 24 of our letter dated March 17, 2006. We are unable to locate financial information included in the offering statement to support management's belief that the Quincy and O'Fallon offices are profitable. Therefore, consider removing such disclosure.

Comparison of Balance Sheets as of December 31, 2005 and 2004, page 41

7. Your response to comment 25 of our letter dated March 17, 2006 appears to be incorrect. You disclosed that other assets "increased from $342,000 at December 31, 2004 to $960 at December 31, 2005." Please revise accordingly.

Material Federal Income Tax Consequences, page 120

8. We reissue prior comment 41 of our letter dated March 17, 2006. This section should clearly state that each material tax consequence is the opinion of named counsel. For example, "it is the opinion of _____ counsel that the merger will constitute a reorganization." Set forth the basis for each matter being opined upon.

9. We note the statement in the tax opinion that the opinion was requested "as to certain federal income tax consequences." We also continue to note the reference on page 123 to "a general summary" of the material federal income tax

consequences. Please remove the reference to "certain" tax consequences and "a general summary" and clarify that the opinion speaks as to all material federal income tax consequences.

10. Explain the statement in discussing cash in lieu of fractional shares that "<u>generally</u>, such shareholders will recognize capital gain or loss…."

11. We note the statement that "the FMB Bank Merger and the Purchase and Assumption <u>should</u> be treated by the IRS as a sale by FMB Bank of its charter to Corn Belt Bank followed by a merger of FMB Bank into MCM." Please explain why counsel cannot give a "will" opinion, discuss the degree of uncertainty and add a risk factor. Furthermore, in light of the limitation of this statement that the transaction "should" be treated as a sale followed by a merger, please explain how you are able to provide the opinion that "the transaction <u>will not</u> have any federal income tax effect on any shareholder of FMB or MCM."

<u>Operations and Management After the Reorganization, page 123</u>

12. Provide the basis for bullets three and five on page 124 or remove.

13. It appears from disclosure in Part I, Notification, that Laura Hickman should be included in this section.

<u>Security Ownership of Management and Certain Security Holders, page 130</u>

14. Clarify, if true, that Mr. B. Stevens Plowman is the control person for Farmers & Merchants Bank and Trust Company. If he is then these shares should also be included in the amount beneficially owned by Mr. Plowman and should be included in the amount held by officers and directors as a group.

<u>Legal Matters, page 153</u>

15. We note that the prior amendment indicated that the action by the beneficiaries of the James Plowman Revocable Living Trust was dismissed by the plaintiffs in December 2005. The current amendment indicates that you are still defending this action. Please clarify when the suit was filed, the court filed, the facts relating to this matter and the specific relief sought (if known).

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the qualification date. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Blaise Rhodes (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: John Pruellage
        Fax No. (314) 612-7621